FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated November 13, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Results 3Q12

Dear Shareholders

In the third quarter of 2012, we concluded one of the most relevant stages of the merger, initiated by BRF in May 2009, with the fulfillment of the agreement signed with the Brazilian anti-trust authorities (CADE) in June 2011.

As expected the Management, the impact of an adverse sectoral scenario combined with the merger transition process were factors that reflected in higher transitory costs, causing a temporary shortfall in efficiency at our operations and consequently, negatively impacting our result for the period.

Notwithstanding this environment, we should emphasize the good results reported for revenues which rose 14.3% compared with 3Q11, reaching R$ 7.2 billion in the quarter, a growth of 5.1% when compared with 2Q12. This achievement can be attributed to the Company strategy focused on innovation through portfolio expansion, new product lines, repositioning of the Sadia brand and the expansion in brand mix: Perdigão, Batavo, Elegê, Qualy, among others. A total of 115 products was launched in the quarter to support this strategy, representing 283 new choices for the consumer for the year to date.

The net income for the quarter has already seen an important gain in relation to 2Q12 of R$ 84.5 million reaching R$ 90.9 million of net income, equivalent to 1.3% of net margin. The EBITDA result reached R$ 565 million, representing 7.9% of net sales.

In our business segments, we have seen good domestic market growth with a 7.4% increase in sales revenue despite the transfer of assets and the discontinuation of certain brands in specific categories that could have resulted in significant reductions in volume during the quarter. This potential impact was compensated by the successful execution of the Company’s chosen strategy for recovery of revenue.

Meanwhile, the international operations reported growth of 26% in exports with the improvement in performance in business with the Middle East and the incorporation of the Quickfood businesses in Argentina, absorbed following the asset swap in the domestic market. The dairy segment registered an increase of 4.8%, especially driven by an increase sales of refrigerated products while the food service segment rose 8%, reflecting better demand and higher in-natura sales.

In October, Management announced the signature of a binding offer to acquire Federal Foods Limited, with head offices in Abu Dhabi, United Arab Emirates (UAE), through BRF’s subsidiary in Austria. The acquired company holds the leadership in food distribution in the region catering to a full spectrum of retail, food service and wholesale clients. The investment for the acquisition is worth US$ 36 million and will give the Company a 49% stake in Federal Foods. BRF will have management control as set forth in the shareholders’ agreement and will consolidate Federal Foods financial statements.

The challenging environment which we have experienced this year is fading away and we see opportunities for improving our margins as from the final quarter of 2012. During the course of 3Q12, we initiated price adjustments to recover margins which had been squeezed by rising sector costs. We also expect a good demand for traditional year-end products.

With the complete implementation of the agreement signed with CADE (the Performance Commitment Agreement – TCD process), BRF is to embark on a new phase in its business. At this point, we could not fail to extend a special vote of thanks to all our shareholders, investors, suppliers, clients and other stakeholders for their support and the confidence entrusted in us during this challenging period involving the various stages of the merger process. More especially we would like to place on record our thanks to our executives and staff who were tireless in successfully conducting the entire process. This capacity to overcome adversity and to seek out new opportunities is at the core of our corporate culture and is what will continue making BRF a very unique company.

São Paulo, November 2012

Nildemar Secches                                     José Antonio do Prado Fay

Chairman of the Board                              CEO

3rd QUARTER 2012 – 3Q12

      Net sales totaled R$ 7.2 billion, a growth of 14.3% in relation to 3Q11, revenues being generated from the following business segments: domestic market (7.4%); exports (26.0%); dairy products (4.8%) and food service (8.0%), these results reflecting the efforts taken to offset the impact of the TCD process.

      The businesses involving meats, dairy products, other processed products and remaining sales represented 1.6 million tons, a 4.3% increase, this despite sales of assets and the discontinuation of certain categories in line with the agreement with CADE.

      Gross profit totaled R$ 1.5 billion, a 5.0% decrease due to the pressure of recurring costs during the quarter.

      EBITDA reached R$ 565.1 million, 21.8% less than 3Q11 due to the squeeze on margins still being experienced in the markets, the result of a combination of spiking costs, a gradual improvement in export business and the impact of asset transfers and discontinuation of certain product categories.

      Net income was R$ 90.8 million against R$ 365.0 million recorded in 3Q11 but already indicating a positive evolution of R$ 84.5 million in relation to 2Q12.

      Financial trading volume in BRF’s shares reported an average of US$ 75.5 million/day in the quarter, 15.9% more than 3Q11.

Highlights (R$ Million)	3Q12	3Q11	% Ch.

Net Sales	7,192	6,292	14
Domestic Market	4,087	3,824	7
Exports	3,106	2,468	26
Gross Profit	1,526	1,606	(5)
Gross Margin	21.2%	25.5%	(4.3 p.p.)
EBIT	232	455	(49)
Net Income	91	365	(75)
Net Margin	1.3%	5.8%	(4.5 p.p.)
EBITDA	565	723	(22)
EBITDA Margin	7.9%	11.5%	(3.6 p.p.)
Earnings per share(1)	0.10	0.42	(75)
1-Consolidated earnings per share (in R$), excluding treasury shares.

Accumulated 2012 – 9M12 (January to September)

      Net sales amounted to R$ 20.4 billion, a growth of 9.5%, reflecting good performance in sales for BRF’s chosen business segments.

      The meats, dairy products and other products businesses and other sales recorded volumes of 4.7 million tons, a 3.8% increase.

      Gross profits totaled R$ 4.4 billion, 7.5% lower due to the pressure on raw material costs and the CADE process-related costs - not fully covered by higher sales revenue. However, price adjustments have been made in order to recovery margins to be effective as from the fourth quarter 2012.

      EBITDA reached R$ 1.7 billion, 28.5% less than the for 9M11, representing an EBITDA margin of 8.2%.

      Net income was R$ 250.5 million against a net income of R$ 1,246.4 million for 9M11– a 79.9% reduction with a net margin of 1.2% against 6.7% by virtue of the pressures resulting from operating performance and accumulated financial expenses.

      Financial trading volume in BRF’s shares reached an average of US$ 76 million/day for the year, 16% lower than 3Q11.

Highlights (R$ Million)	YTD12	YTD11	% Ch.

Net Sales	20,372	18,607	9
Domestic Market	11,973	11,116	8
Exports	8,399	7,491	12
Gross Profit	4,359	4,712	(8)
Gross Margin	21.4%	25.3%	(3.9 p.p.)
EBIT	781	1,493	(48)
Net Income	250	1,246	(80)
Net Margin	1.2%	6.7%	(5.5 p.p.)
EBITDA	1,662	2,325	(28)
EBITDA Margin	8.2%	12.5%	(4.3 p.p.)
Earnings per share(1)	0.28	1.43	(80)
1-Consolidated earnings per share (in R$), excluding treasury shares.

 (The changes commented in this report are comparisons with the 3rd  quarter of 2012 compared with the 3rd  quarter in 2011, or with the  accumulated January to September 2012 period compared with the accumulated January to September  2011 period unless specified on another comparative basis).

Brazilian Exports

Beef and pork export volumes recorded a significant recovery in 3Q12 versus 2Q12 and 3Q11. The increase in revenues (measured in US$) in the compared periods was also notable with the exception of a decline in revenues from beef exports in 3Q12 versus 2Q12. However, chicken meat shipments in volume and revenue terms in 3Q12 (measured in US$) posted a decrease in 3Q12 versus 2Q12 and 3Q11.

Chicken meat exports reached 935 thousand tons in 3Q12, 7.7% below 2Q12 and 3.5% lower than 3Q11. Quarterly revenue (measured in US$) was 7.0% down on 2Q12 and 1.7% less than 3Q11. Volumes to Africa continue to report the fastest growth for the accumulated period for the year (+34.0% Jan-Sep/12 vs Jan-Sep/11), in addition to some Asian countries such as China (+25.0% on the same comparative basis). On the other hand, shipments to the Middle East registered a decline for the year to date of 4.8% (Jan-Sep/12 vs Jan-Sep/11), as did Saudi Arabia (-3.4% on the same comparative basis). The decline in export volume to Venezuela and Argentina during the year also negatively impacted chicken meat shipments to the Americas for the accumulated nine month period 2012 (-24.3% in Jan-Sep/12 vs Jan-Sep/11).

Pork shipment volumes reached 159 thousand tons in 3Q12, a 9.9% increase over 2Q12 and 29.2% more than 3Q11. Revenue (measured in US$) for the quarter represented an increase of 7.6% compared with 2Q12 and 21.4% versus 3Q11. The Ukraine continues to be the leading importer for the year, replacing Russia, which still reports a decrease of 16.3% for the accumulated total Jan-Sep/12 vs Jan-Sep/11. Volumes for this year to Angola and Singapore continue to exceed 2011 levels while it still remains for Argentina to show signs of a recovery (fall of 43.3% for the accumulated period Jan-Sep/12 vs Jan-Sep/11).

Overseas beef sales continue to turn in good results in terms of export volume, reaching 339 thousand tons in 3Q12, 1.1% more than 2Q12 and 24.1% above 3Q11. However, quarterly revenue (as measured in US$) fell by 5.4% versus 2Q12, in spite of a 10.7% increase compared with 3Q11. Greater export volume during the quarter was principally due to the recovery in such markets as Iran (from 5.4 thousand tons in 2Q12 to 37.8 thousand tons in 3Q12) and Egypt (from 28.4 thousand tons in 2Q12 to 46.6 thousand tons in 3Q12).

Raw Material

US corn prices rose in 3Q12 by 26.3% in relation to 2Q12 and were a further 12.4% higher than 3Q11 set against a scenario of the worst drought in the United States for the last 15 years – representing a loss of nearly 100 million tons of production in relation to the preceding year (-13.4%). Since in the past few years, the United States has accounted for about 65% of world corn exports, importing countries were obliged to seek alternative sources to guarantee supplies, importing corn from Brazil, the Ukraine and Argentina. As a result, in line with trends in international markets, in 3Q12 Brazilian corn prices were 26.5% on average higher than in 2Q12  and 12.1% up on 3Q11. Corn exports should amount to 17.5 million tons in 2012 (a record). In these circumstances, BRF took the initiative to anticipate purchases and optimize inventory management to ensure competitively priced supplies.

In the case of soybeans, the impact of the drought in the US has been less dramatic given that the development cycle of the crop is different from corn. In the USA, soybean meal prices in 3Q12 were 24.3% higher than 2Q12 and 45.6% higher than 3Q11, since the production of soybeans in the United States reported a decline compared with 2011 (-7.5%) at a time when inventory remains low in Brazil and Argentina (in the middle of offseason period). In spite of lower growth than previous years, Chinese demand for soybeans remains strong, thus giving support to current price levels in the international market. In Brazil, soybean meal prices in 3Q12 rose 38.0% as compared with 2Q12 and 104.1% in relation to 3Q11, reflecting the fragile supply situation for soybeans in the country where output fell 11.9% but exports declined only 5.3% in relation to 2011. BRF has been proactive in these circumstances by signing long-term agreements with suppliers, thus attenuating the negative impact of the price hike of the commodity on the meats production chain.

Investments

Investments in Capex during the quarter amounted to R$ 419 million, a 83.7% increase over the same quarter for 2011 and allocated to projects involving growth (188% higher), efficiency (31% down) and support (125% increase), besides R$ 121.2 million directed to biological assets (28% less than in 2011). Additionally, we incorporated the acquisition of Quickfoods in Argentina, an asset arising out of a swap for assets in the domestic market (TCD process).

For the nine-month period, investments totaled R$ 1.7 billion, taking into account investment in maintenance, expansion and acquisitions, representing a growth of 82% in relation to the same period in 2011 when investments were constrained as the Company awaited the decision from CADE (Administrative Council for Economic Defense) in order to proceed with the implementation of the Long-Term Strategic Plan – BRF 15 based on organic growth and growth by acquisition.

Investments - R$ million

New Businesses – Federal Foods – On October 4, 2012, BRF announced that it had signed a binding offer to acquire a 49% stake in Federal Foods Limited, with head offices in Abu Dhabi, United Arab Emirates (UAE), through BRF’s subsidiary in Austria. The remaining shareholding stake in Federal Foods will be held by Al Nowais Investments, the current controlling company of Federal Foods. Established in 1991,  Federal Foods is a leading food company in the United Arab Emirates, catering to a full spectrum of retail, food service and wholesale clients. The company operates 6 branches in the UAE and 1 in Qatar with over 1,350 employees and a logistics fleet of more than 260 trucks and vans for the delivery of chilled and frozen products.

In 2011, Federal Foods reported net sales of US$ 266 million and 92 thousand tons of commercialized products. The company has been a distributor of Sadia products in the UAE for more than 20 years. In addition, it distributes a range of chilled, frozen and dry products pertaining to other brands and suppliers. Currently, BRF products account for about 65% of Federal Foods’ net sales. BRF reiterates its intention to continue the partnerships built up over time between Federal Foods and current suppliers. BRF is to commercialize its portfolio of products in the UAE through Federal Foods, including the Sadia and Perdix brands as well as the portfolio of processed products to be produced by the plant which is to start operations in 2013.

This acquisition is in line with BRF’s strategic plan to internationalize the Company by accessing local markets, strengthening BRF’s brands and distribution and expanding its product portfolio in the Middle East. The investment in this acquisition will amount to US$ 36 million in exchange for a 49% equity stake in Federal Foods.  BRF will have management control as established in the shareholders’ agreement and will consolidate the acquired company’s financial statements. The conclusion of this transaction is contingent on the successful completion of the due diligence process.

JV Carbery – BRF and Group Carbery announced a formation of a 50/50 whey processing joint venture.  The $50 million investment will use Carbery’s innovative technology to process whey generated at BRF’s cheese manufacturing facilities. The venture is aligned with BRF´s strategic objective to be a leading player in the Brazilian cheese market.

The joint venture will house a state of the art manufacturing plant to produce added value nutritional ingredients sourced from whey, a byproduct from cheese manufacturing. These ingredients are utilized by leading consumer brands in baby food and sports nutrition, among others uses.  The construction of the processing facility is planned to commence immediately and it will be commissioned in 2014.

Production

A total of 1.4 million tons of food was produced in 3Q12, a volume 3.2% less than reported in 3Q11 due to the reduction of volumes transferred under the TCD process involving meats and other processed products and by the reduction in dry line (UHT milk) volumes. In the dairy product segment, BRF is focusing on growing the refrigerated products business.

Quickfoods production in Argentina was incorporated into total meat volume output in the quarter.

In 2012, 283 new products were launched with a focus on portfolio expansion, on brand and category repositioning and the creation of value. In the third quarter, we launched 115 new products, which: Food Service - 18; domestic market – 51; exports – 31; and 15 in the dairy product segment.

Production	3Q12	3Q11	% Ch.	YTD12	YTD11	% Ch.

Poultry Slaughter (million heads)	448	456	(2)	1,359	1,319	3
Hog/ Cattle Slaughter (thousand heads)	2,616	2,679	(2)	8,375	8,085	4
Production (thousand tons)
Meats	1,079	1,130	(5)	3,248	3,211	1
Dairy Products	254	274	(7)	771	830	(7)
Other Processed Products	133	112	19	394	331	19
Feed and Premix (thousand tons)	2,947	2,871	3	8,991	8,399	7

Domestic Market

Sales to the domestic market were R$ 3.1 billion, a 7.4% increase 1.2% but with lower volumes and average prices 8.7% higher. Average costs rose 13.2%, reflecting an operating profit of R$ 183.9 million in this segment, a 35.7% decline with operating margins oscillating from 9.9% to 6.0% in the quarter.

Operating results in the domestic market continued to be squeezed by the increase in costs in relation  to the preceding year (prices of the leading raw materials and grains) as well as other direct inputs, to some extent offset by the partial passing on of cost rises to prices during the quarter. There was also an increase in commercial costs and expenses – principally a reflection of the TCD process: 1) revision of lines and production transfers; 2) loss of volume transferred to Marfrig; 3) partial suspension of some categories; 4) increase in product mix; 5) increase in the transitional logistics network; 6) investments in product innovation.

For the accumulated nine months, sales revenue amounted to R$ 9.0 billion, a 8.3% increase. However, the increase in revenue was proportionally insufficient to entirely offset cost and expense pressures. Volumes practically remained unchanged in spite of the TCD process, implemented in the quarter and cutting output volume by 175 thousand tons. Average prices and costs were 8.7% and 16.3% higher, respectively, translating into a 22.1% lower operational result. As a result, the operational margin for the domestic market segment fell from 10.0% to 7.2%

To support the recovery of growth in this market following the full implementation of the TCD process, 51 new products were launched in the domestic market in the quarter: Sadia:  Mini-Pizza (Brotinho); Whole-wheat Lasagna; Smoked Chicken Sausage; Beef Cuts; Perdigão: re-launch of Claybon margarine; Rump Steak, Turkey and Soy hamburger, breaded chicken; diced chicken.

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

In Natura	135	98	38	632	444	42
Poultry	98	66	48	384	255	50
Pork/Beef	37	32	16	248	189	31
Processed Foods	377	456	(17)	2,209	2,296	(4)
Others Sales	129	95	36	249	138	81
Total	641	649	(1)	3,090	2,878	7

DOMESTIC MARKET	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

In Natura	331	289	14	1,585	1,420	12
Poultry	228	193	18	914	856	7
Pork/Beef	102	96	7	671	564	19
Processed Foods	1,233	1,308	(6)	6,808	6,521	4
Others Sales	334	308	8	644	404	59
Total	1,897	1,906	0	9,037	8,345	8

Market Share – YTD12% - Value

*AC Nielsen basis had methodological change in 2010, hindering comparisons with historical data.
Source: AC Nielsen

Exports

In 2012, hog and poultry farming faced a challenging trading environment due to oversupply in some importing countries, aggravated by the high cost of grains together with  drought conditions in the USA, combined with less than favorable harvest conditions in South America, Russia and Australia, all of which impacted the food sector globally.

In spite of the complex scenario, the situation prompted an increase in international prices across the board to the benefit of overseas business in 3Q12. In the quarter, exports amounted to 628.3 thousand tons, 11.7% higher in volume terms in relation to 3Q11. Average prices have already seen a recovery, rising 12.8% and 10.7% when compared with 2Q12. This is not only due to result of increasing production costs and consequently the need to recuperate margins but also a reflection of the running down of inventories in the Middle East and Eurasia markets. The average cost was 21.3% higher – still at very high levels, once more at 0.8% squeezing operating margins resulting in a fall of 4.6 percentage points in operating margins compared with 3Q11. The operating result was R$ 24.5 million, a 81.5% reduction.

Thus, in spite of the innumerous difficulties during the year, the outlook is now  more promising. In some markets variations in seasonal demand favor price increases as is the case with China where preparations are already afoot for the Chinese New Year. In other regions such as Europe the approach of winter represents an historically more constrained period in terms of price adjustments, although the worldwide increase in production costs has tended to allow the re-composition of prices – a situation which has already begun in various countries.

EXPORTS	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

In Natura	516	469	10	2,385	1,950	22
Poultry	437	408	7	1,919	1,589	21
Pork/Beef	79	61	28	467	361	29
Processed Foods	112	85	32	671	466	44
Others Sales	0	8	(100)	0	10	(100)
Total	628	563	12	3,056	2,426	26

EXPORTS	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

In Natura	1,571	1,396	13	6,709	6,011	12
Poultry	1,349	1,199	13	5,382	4,863	11
Pork/Beef	222	197	13	1,326	1,148	16
Processed Foods	269	252	7	1,518	1,316	15
Other Sales	9	38	(77)	8	33	(77)
Total	1,849	1,686	10	8,234	7,360	12

The Company reported the following scenario for its principal markets during the quarter:

Middle East – While volumes were 12.1% higher in 3Q11, export revenue recorded an increase of 46.5%. Indeed, the market has managed to recover from the aftermath of the Arab Spring. The good performance also reflects the strategy of increasing the penetration of the Sadia brand in the Middle East. The announcement of the acquisition of an equity stake of 49% in the capital stock of Federal Foods in Abu Dhabi, will bring fresh vigor to the Company’s distribution business in the UAE.

Far East – Just as in the case of the preceding quarter, the decline in exports to Hong Kong continued to be mitigated by the increase in exports to China, reflecting a strategy of capturing better returns from the operation. Export volume was 15.5% higher than in 3Q11. Export revenues accompanied this trend in volume and rose by 10.7%. The prospects for business activity in the region are sustained by the approaching Chinese New Year celebrations – a period representing a seasonal peak in terms of both volume and also prices – as well as the liberation on the part of the Chinese authorities of new pork and poultry processing units for exports to the Chinese market. Locally held inventory in the Japanese market continues to place a drag on recovery in performance for this region.

Europe –The economic crisis in Europe brought difficulties to the market throughout the year, although the need for a global increase in prices has already impacted the region as well. While there was a higher of 5.4% in volume compared with 3Q11, revenues remained stable. Another factor contributing to the region’s performance is the focus on local production of higher value-added items (Plusfood).

Eurasia – Despite the Russian trade ban on the large majority of Brazilian plants, the market has been showing a good performance with a 100.6% growth in revenue, albeit against 86.3% higher volumes. The Company has been refocusing its presence to other consumer markets. The Ukraine has been reaching the levels of one of the largest pork importers.

South America – The end of the trade barriers on pork exports to Argentina and the consequent recovery in shipments has brought very positive results  for the market. Additionally, business with Argentina has gained in relative importance in the region with the incorporation of the activities of Quickfoods, revenue having grown by 47.5% although volumes increased 32.4%.

Africa and other countries - In Africa, the Company reported good business with the growth in revenue despite a decline in export volume, the result of the strategy of enhancing the portfolio in the region. A highlight was the Libyan market in which the prices of whole chicken matched levels practiced in some regions of the Middle East. An expected highlight for this year-end is the recovery in chicken breast exports to South Africa. On the other hand, the Venezuelan market remained close. As a result total volumes for Africa and other countries declined 26.6% as did revenue by 17.6%.

Exports by Region

Dairy Products – Dairy product revenue totaled R$ 692.3 million, an increase of 4.8% with volumes up by 2.7% with average prices improving by 2.1% while average costs were 4.0 higher. Operating margins recovered year-on-year from a fall of 3.2%  to 0.5% compared with 3Q11  although operating results for the business remained negative at R$ 3.7 million, principally a reflection of dry line products – UHT milk.

For the accumulated period, revenue from dairy products reached R$ 2.0 billion – 5.6% over the preceding year, with volumes 1.0% up and average prices and costs higher by 4.6% and 4.5%, respectively.  Consequently, the operating result was a negative R$ 1.8 million against R$ 10.9 million in 9M11.

New product launches and enhancement of the refrigerated products mix continue to be a priority as a means of ramping up the segment’s results. The Company launched 15 new products in the quarter.

DAIRY	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

Dry Division	197	203	(3)	425	434	(2)
Fresh and Frozen Division	53	63	(15)	252	227	11
Other Sales	22	-	-	16	-	-
Total	273	266	3	693	661	5

DAIRY	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

Dry Division	598	640	(7)	1,246	1,302	(4)
Fresh and Frozen Division	165	179	(8)	752	629	19
Other Sales	64	-	-	42	-	-
Total	827	819	1	2,040	1,932	6

Food service – Revenues for this segment  reported R$ 354.0 million in the quarter – 8.0% higher, on 2.6% greater volume, an improvement of 5.3% in average prices against  10.5% higher average costs, thus reducing the operating margin from 17.7% to 7.7%, the operating result totaling R$ 27.4 million against R$ 57.9 million (52.7% down).

Accumulated nine-month revenue rose 9.2% to R$ 1.0 billion, on 5.7% higher volume, reaching an operating margin of 9.3% against 14.7% in 9M11 and an operating result of R$ 98.2 million – 31.2% down on 9M11.

Weaker operating results from food service continue to reflect the diversion of in-natura products from the export market, thus altering the sales mix, as well as one-off deceleration in the segment, the result of greater competition for Brazilian disposable household incomes.

The Company launched 18 products in the food service line:  Subway Salami; Breaded Products; Platform pork ribs; 9 special KFC cuts – Chile; Dobon Beef; Sweet Milk; KFC Canada and England filet steaks. Sadia and Perdigão Kits – Collections 2012 (3Q12).

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	3Q12	3Q11	% Ch.	3Q12	3Q11	% Ch.

Total	53	52	3	354	328	8

FOOD SERVICE	THOUSAND TONS			R$ MILLION
	YTD12	YTD11	% Ch.	YTD12	YTD11	% Ch.

Total	166	157	6	1,060	970	9

Net Sales –  BRF reported net operating sales of R$ 7.2 billion in the quarter, an increase of 14.3%, the result of organic growth, the incorporation of Quickfood, Argentina and an expanded portfolio thanks to innovation with the launch of various products and categories designed to cushion the impact of asset transfers in the quarter in line with  the agreement with CADE (TCD).

For the first nine month of the year, revenues increased 9.5%, reaching R$ 20.4 billion, representing the production and commercial teams efforts to overcome the adversities, in addition to complex factors as: the adverse international scenario and a reduction in volume of assets (plants and distribution) transferred to third parties under the TCD process as well as the discontinuation of specific categories of the Perdigão and Batavo brands as announced in a material fact.

Breakdown of Net Sales 3Q12(%)

Cost of Sales – Cost of sales  rose 20.9% in relation to 3Q11, recording R$ 5.7 billion. The cost of sales reported an increase proportionally greater than sales revenue, squeezing margins during the quarter. The principal impacts on costs of products sold were: 1)  the significant increase in the cost of the principal raw materials – corn and soybeans due to failure of the American grain crop; 2)  industry-wide readjustments as a result of collective wage bargaining; 3)  an increase in items restated against the foreign exchange rate such as: packaging, freight, vitamins; 4)  temporary spike in  production costs due to the breakup of certain parts of the Company with the implementation of the TCD process.

For the first nine months of the year, selling costs were R$ 16.0 billion, registering an increase of 15.2%, reflecting the higher costs of the leading raw materials and other production costs. In addition to cost pressure on raw materials, we are incurring transitory costs (plants running below maximum capacity and lower productivity) from the implementation of the TCD.

Gross Profit and Gross Margin – Gross Profit amounted to R$ 1.5 billion, a 5.0% reduction in the quarter with a gross margin 4.3 percentage points lower than reported for 3Q11,  declining from 25.5% to 21.2%. In spite of the positive commercial  performance in sales, margins remained under pressure from rising costs. For the accumulated nine-month period, Gross Profit reached R$ 4.4 billion, a fall of 7.5%, equivalent to a gross margin of 21.4% against 25.3%, also squeezed by higher production costs, albeit mitigated by the gradual recovery in performance reported by the  principal markets for the Company’s operations.

Operating  Expenses – Thanks to its efforts to reduce overall expenses, BRF was able to reduce operating expenses by 0.7 percentage points in the quarter from 17.3% to 16.6% of net operating sales, reporting a nominal increase below the gain in sales revenue.

Commercial expenses as a percentage of net sales remained stable, although there was a growth of 31.4% in variable expenses due to: 1)  investments in the development of new lines and products (innovation), product launches and marketing campaigns; 2)  increase of operations in the logistics chain, also significantly impacted by the TCD process (transfer of assets and repositioning of the  portfolio and distribution channels); 3)  port and transportation employee strikes at the beginning of the quarter.

Administrative expenses and fees fell 20.9% due to the simplification of BRF’s administrative intra-group  structure and the lower disbursements in consultancy fees in the quarter (In 3Q11, significant payments were made to consultancies advising the Company on negotiations with CADE for approving the merger).

In 9M12, operating expenses totaled R$ 3.4 billion with an increase of 12.2%, notably impacted by selling expenses which increased 14.8% and mitigated by administrative expenses which fell 10.1% for the aforementioned reasons and also reflected in the quarter’s results.

Other Operating Expenses – The increase of 61.7% covers costs with the pre-operational phase of the new industrial units, insurance claims, provisions for tax risks and results of divestments under the TCD in other operating expenses as well as revenues from the  reversal of provisions, recovery of expenses and leasing with third parties. In line with IFRS regulations, expenses with profit sharing are also booked under this item.

For the first nine months of 2012, there was a 0.4% decline in this item due to gains in third party leasing, with the leasing of the Carambei-PR facility to Marfrig. The key factor in this item is the result of the divestment of assets under the TCD process (R$ 30.3 million in 3Q11 and R$ 104.4 million for the year to date) due to the non-cash effect and corresponding to the value of the evaluation of the asset sales in relation to their book value.

Operating Result before Financial Expenses and Operating Margin – In the light of the above explanations, the operating result before net financial expenses reached R$ 232.1 million in the quarter –49% down in relation to 3Q11 from an operating margin of 3.2% net sales against 7.2%. The 4.0 percentage point decrease is due to a combination of adverse factors during the quarter: inflated local inventory in the Japanese market; pressure on variable commercial costs and expenses; and extraordinary expenses due to the transitory process of transferring assets in accordance with the provisions of the TCD.

These factors, associated with the gradual recovery in exports and the loss of revenue from divested assets (TCD) also explains the operating result against financial expenses reported in the accumulated period  of R$ 780.7 million, 47.7% below the result reported in the same period of 2011, with a squeeze of 4.2 percentage points on the reported operating margin.

Financial Result – Net financial expenses amounted to R$ 117.2 million in the quarter, registering a fall of 37.2%, that is, a gain of R$ 69.3 million when compared to 3Q11, which reported non-cash effects of currency variation  on liabilities.

In 9M12, net financial expenses totaled R$ 479.7 million, a 63.1% increase, especially due to higher debt levels as a result of the currency effect and the need to allocate cash to support investments in Capex and working capital, due to reduced cash generation in the period.

Financial expenses due to exchange variation were 12% of net financial expenses during the quarter and 37% in 9M12, although this is not reflected in any cash disbursement.

DEBT - R$ Million		09.30.12		12.31.11
	Current	Non-Current	Total	Total	% Ch.

Local Currency	(1,378)	(1,614)	(2,992)	(3,330)	(10)
Foreing Currency	(1,597)	(4,854)	(6,451)	(4,995)	29
Gross Debt	(2,975)	(6,468)	(9,443)	(8,324)	13
Cash Investments
Local Currency	644	51	695	1,133	(39)
Foreing Currency	1,472	45	1,517	1,690	(10)
Total Cash Investments	2,116	96	2,212	2,823	(22)
Net Accounting Debt	(842)	(6,282)	(7,125)	(5,408)	32
Exchange Rate Exposure - US$ Million			(519)	(471)	-

In the light of the high level of exports, the Company conducts operations with the specific purpose of currency hedging. In accordance with hedge accounting standards (CPC 38 and IAS 39), financial derivatives (for example: NDF) and non-derivative financial instruments (for example: foreign currency debt) are used for conducting  hedging operations and concomitantly, to eliminate the respective unrealized foreign exchange rate variations from the income statement (under the Financial Expenses line).

The use of non-derivative financial instruments for foreign exchange cover, continues to permit a significant reduction in the net currency exposure in the balance sheet, resulting in substantial benefits through the matching of currency liability flows with export shipments and therefore contributing to a reduction in the volatility of the financial result.

On September 30, 2012, the non-financial derivative instruments designated as hedge accounting for foreign exchange cover amounted to USD 631.4 million, and a proportional reduction in book currency exposure of the same value. In addition, the financial derivative instruments designated as hedge accounting according to the concept of a cash flow hedge for coverage of highly probable exports, totaled USD 1,312 million + EUR 199 million + GBP 61.9 million and also contributed directly to the reduction in currency exposure. In both cases, the unrealized result for foreign exchange rate variation was booked to shareholders’ equity, thus avoiding the impact on the Financial Expenses.

The Company’s net debt was R$ 7.1 billion, 32% more than reported for December 31, 2011, resulting in a net debt to EBITDA ratio (last twelve months)  of 2.76 times with a book currency exposure of US$ 519 million.

Net Debt – R$ million

Income Tax and Social Contribution – Income tax and social contribution totaled a negative R$ 26.1 million in the quarter against a positive R$ 87.7 million in 3Q11 due to differences in tax rates on earnings of foreign subsidiaries and the foreign exchange translation effect on overseas investment.  This increase is a combination of a higher tax base and smaller adjustments for other taxes which compensate the  tax benefits accruing to payments of interest on shareholders’ equity.

For the full nine months, income tax and social contribution represented a negative R$ 48.2 million against a positive R$ 43.4 million in the same period of the previous year due to the differences in tax rates on results for the overseas subsidiaries and the  foreign exchange translation effect on overseas investment.

Participation of non-controlling shareholders – The result of R$ 2.1 million against R$ 8.9 million in 3Q11 recorded for this item reflects the consolidation of results of the subsidiaries acquired in Argentina through Avex and as from 3Q12, the incorporation of the results of Quickfoods added to the results of the Al Wafi and Plusfood subsidiaries among others.

Net Income and Net Margin – In the light of the foregoing, BRF reported net income of R$ 90.9 million in the quarter, equivalent to a net margin of 1.3%, a year-on-year reduction of 75.1% due to narrower margins in the quarter, in turn a reflection of production costs which rose proportionally faster than sales revenue. For the accumulated period for the year, the Company was able to report a net income of R$ 250.5 million, 79.9% down on the same period 2011 with net margin at 1.2% compared with 6.7% and reflecting weaker performance posted for the principal business segments and financial expenses impacted by currency variation.

EBITDA – EBITDA (operating cash generation) reached R$ 565.2 million, a 21.8% decline, recording an EBITDA margin of 7.9% against 11.5% in 3Q11, down by 3.6 percentage points. In 9M12, accumulated EBITDA was R$ 1.7 billion, 28.5% below the same item for 9M11, with an EBITDA margin of 8.2% against 12.5% reported for the same period in 2011, for reasons already explained above.

EBITDA - R$ Million	3Q12	3Q11	% Ch.	YTD12	YTD11	% Ch.

Net Income	91	365	(75)	250	1,246	(80)
Non Controlling Shareholders	(2)	(9)	-	2	(4)	-
Income Tax and Social Contribution	26	(88)	-	48	(43)	-
Net Financial	117	187	(37)	480	294	63
Equity Accounting and Other Operating Result	91	51	79	162	170	(5)
Depreciation and Amortization	242	217	12	719	662	9
= EBITDA	565	723	(22)	1,662	2,325	(28)

EBITDA - QUARTERLY

*3Q09 Proforma

Shareholders’ Equity – On September 30, 2012, Shareholders’ Equity was R$ 14.2 billion against R$ 14.1 billion on December 31, 2011, a 0.6% increase and reflecting a 4.2% return on annualized investment.

Performance – Average daily financial volume traded on the BM&FBovespa  and NYSE was US$ 76  million, 16% below levels reported for 9M11, reflecting the high comparative base in 2011 due to the surge in trading volume in the Company’s shares/ADRs in the aftermath of CADE’s approval of the merger between BRF and Sadia. Nevertheless, the financial volume for the quarter was still double the Company’s historical average. The quarterly performance was a 15.2% return on shares and 13.9% on ADRs, well above the performance of the BM&FBovespa and NYSE stock indices.

PERFORMANCE	3Q12	3Q11	YTD12	YTD11

Share price - R$*	35.01	32.18	35.01	32.18
Traded Shares (Volume) - Millions	159.0	172.7	449.9	482.1
Performance	15.2%	21.4%	(3.9%)	17.7%
Bovespa Index	8.9%	(16.2%)	4.3%	(24.5%)
IGC (Brazil Corp. Gov. Index)	6.0%	(12.7%)	11.0%	(18.9%)
ISE (Corp. Sustainability Index)	1.0%	(10.1%)	12.5%	(11.0%)

Share price - US$*	17.30	17.53	17.30	17.53
Traded Shares (Volume) - Millions	147.0	148.1	383.5	379.5
Performance	13.9%	1.2%	(11.5%)	3.9%
Dow Jones Index	4.3%	(12.1%)	10.0%	(5.7%)
* Closing Price

Financial Trading Volume YTD12
Average US$ 76 million /day (16% below YTD11)

Share Performance

ADRs Performance

DISPERSED CONTROL

Baseline: September 30, 2012

Number of Common Shares: 872,473,246

Capital Stock: R$ 12.6 billion

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado Listing Regulations on April 12, 2006, requiring it to settle disputes through the Market Arbitration Panel under the arbitration commitment  clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under the most rigorous control, details being shown under explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates sanitary controls, grains, nutritional safety and environmental protection as well as internal controls and financial risks are all monitored.

Independent Audit – In our relations with the Independent Auditor, we endeavor to assess conflicts of interest with non-audit work based on the principle that  the auditor should not audit its own work, exercise managerial functions and promote our interests.

Pursuant to CVM Instruction 480/09, at a meeting held on August 13, 2012, management declares that it has discussed, reviewed and agreed the opinions expressed in the revision report of the independent auditors and with the quarterly information for the year ending September 30, 2012.

Sustainability – One of BRF’s values is the commitment to sustainable development resting on economic-financial, social and environmental pillars and aligned to the guidelines of the Global Reporting Initiative – GRI. BRF is today a Company in conformity with application Level A in its annual and sustainability report. Each year, it shows progress in relation to sustainability, principally in performance indicators, highlighting environmental aspects such as: use of materials, waste, effluent, biodiversity, impact of transportation and innovation to reduce the impacts of products. In respect to social indicators, BRF has been improving its  information reporting on the management and monitoring of the value chain and impacts on local, national and international operations.

BRF has an outstanding participation in the leading BM&FBovespa stock indices, being one of the companies showing the best liquidity and ranking second in the ISE – Corporate Sustainability Stock Index. The Company is also a key component in the Carbon Efficient Stock Index - ICO2 and in the IGC – Corporate Governance Stock Index.

Remuneration to Shareholders – On June 18, 2012, the Board of Directors approved a payout to shareholders in the total amount of R$ 100.0 million, corresponding to a gross R$ 0.11501051 per share, payment taking place on August 15,2012, as interest on shareholders’ equity with due retention of Income Tax at Source in line with the prevailing legislation.

Merger of BRF and Sadia – During the quarter, the process involving the asset exchange agreement with Marfrig, and established with the CADE was concluded. The agreement required the temporary discontinuation of some Perdigão and Batavo brand categories in addition to the transfer of some industrial units.

On the other hand, BRF took control of Quickfood in Argentina, holder of the leading hamburger brand in the local market. In expanding its footprint in South America, the Company reiterates its goal of overseas growth together with organic expansion already underway in Brazil, thus laying the foundations for sustained growth in line with the objectives of the BRF 15 Strategic Plan.

Synergies captured in the course of 3Q12 amounted to R$ 154 million, representing an accumulated R$ 516 million of net synergies before tax. This is in line with Company expectations for the fiscal year and does not incorporate TCD-related transitory costs and expenses (temporary costs not susceptible to segregation).

Awards and Highlights

Awards/Highlights	Awarded by:	Reason
Best Companies for their Shareholders	Capital Aberto Magazine	Highlight for: market value; liquidity; creation of value (variation of EVA and TSR-RE); share performance; corporate governance and sustainability.
Best Company in Corporate Governance	Época Negócios Magazine	Recognized for its high degree of disclosure and excellent practices of Corporate Governance. In 2011, the Company reached the maximum score(A) in its Annual and Sustainability Report, which adheres to the GRI- Global Reporting Initiative guidelines.
Highlight in the Dimensions: Financial Performance Innovation and Social Responsibility	Época Negócios Magazine	Among the best companies in the food sector in the categories.
Best CEO Best CFO Best IR Program	Institutional Investor - II	Best in the Food and Beverage Sector in Latin America according to global investors and analysts.
ABERJE Award Southeast Region	Aberje	For the case study: Judgment of the Perdigão– a merger in the Integrated Communication Category
Best Company in the Meats Industry Sector	Globo Rural Magazine	. Evaluation based on the economic-financial indicators conducted by Serasa Experian.

SOCIAL REPORT

At the end of 3Q12, BRF had a headcount of 114,450 plus 1,392 apprentices and 530 interns. A total of 8,849 employees were transferred together with divested units.

Focus on Human Capital – BRF runs leaders  development programs for the full range of hierarchical levels. During 2012, the Company launched the Leaders Development Program at the production units to prepare professionals who are deemed as potential candidates for occupying future supervisory positions, thus assuring their development and succession. Up to the present, BRF has run five group courses with the participation of 137.

The Company also launched an e-learning Leaders Induction course with content which covers from institutional aspects to essential information for the daily routine of the new manager. This course caters not only for recently hired or promoted leaders but also for the recycling of all the professionals that occupy positions of leadership in the Company. In the first half of 2012, ten Programs were held based on the  Individual Development Plans (PDI) for executives dealing with collective themes for managerial level personnel. A total of 33 group courses were held with the participation of 486 managers as well as enrollments for other courses and outside refresher courses as called for in the PDI’s. In the third quarter. The first Leadership Development Program group completed the program, this with the aim of promoting the acceleration and development of the executives. During the same quarter, a second group began the program, scheduled for conclusion in October 2013.

This year, the Company has expanded the Our Way of Leading program for supervisory and coordination positions and now contemplating the corporate and administrative areas. The aim of the program is training in management skills. Up to the end of April 2013, about 2,200 professionals will undergo this training. During 2011/2012 BRF also begun a new program, the MBTI Workshop, also directed at managers and officers, using the same strategy of breaking down the concepts of leadership and management. By the end of the first half of 2013, all business areas will have the opportunity to take part in this program.

The number of places in the Interns Program for the formation of future young professionals has been expanded. The Company also runs the Trainees Program, the current group of 30 having begun the course in January 2012 following a selection process involving a total of 19 thousand candidates. The selection process for the 2013 program is already underway.

In the first half of 2012, BRF selected three young professionals for the Summer Project for identifying potential among those from the world’s most prestigious MBA schools and providing them with the opportunity to acquire professional knowledge in the Company’s strategic areas. In addition to fostering the exchange of information with the teaching institutions, the potential candidates are appraised for possible hiring at the end of the program. In the third quarter, the Company began the disclosure of the 2013 program for the selection of the Project’s participants. During the period, visits were made to American universities such as Chicago Booth and Kellogg, as well as to the “MBA Brazil Networking” event in New York. BRF aims to increase the quantity of participants in relation to 2012.

During the quarter, BRF invested heavily in training the sales force. Seven TV commercials  were standardized and used for training and development of the  teams as well as for evaluating the performance of domestic market salesmen, participation involving a total of 2,360 professionals. On the same theme, the Company held the Initial Training in Sales program, preparing more than 115 sales supervisors for multiplication of content to the teams, and the Promoter Development Program, for on-site training of 4,600 company promoters. A total of 66 new sales personnel were trained for the Domestic market and a further 44 for Food Services. During the period  training was also begun to meet the demand for end of year commemorative kits. Some 70 temporary new sales people have been trained to man the Call Center and training will also be given to store demonstrators and shelf stockers at the points of sale.

SSMA –  For matters relating to health, safety and environment, the Company runs its Health, Safety and Environmental – SSMA project initially covering BRF’s operating areas, the focus being on safe behavior, employee and outsourced personnel health and sustainability. Thanks to the results and the need to extend the practice, in October 2010, an expansion project was begun for all areas, also benefiting the communities surrounding BRF’s units.

Thanks to the successful implementation at the Perdigão units, BRF has now expanded the project to include the operations of the old Sadia units. Conclusion of this phase is expected in 2013. In the light of BRF’s international expansion, the intention is to introduce the SSMA Project to the units in other countries, so standardizing the culture and management throughout the Company.

The accident frequency rate with time off work has fallen 33% in less than a year (the accident frequency rate is the total number of accidents with time off work divided by a million man/hours worked according to NBR 14.280) and corresponding to 24% of what the rate was in 2006. This can be considered as one of the most successful cases of implementing an Occupational Health and Safety System with some plants achieving levels comparable with world class companies.

Stock Option Plan – The Company has granted a total of 7,247,695 stock options to 254 executives, the maximum vesting period being five years according to the Compensation Plan Regulations based on the shares approved on March 31, 2010 and amended on April 24, 2012 at the Annual and Extraordinary General Shareholders’ Meeting. The plan contemplates the CEO, vice presidents, officers and executive managers.

Added Value – R$ million

Added Value Distribution	YTD12	YTD11	% Ch.

Human Resources	2,904	2,734	6
Taxes	2,576	2,587	(0)
Interest	1,463	1,182	24
Interest on shareholders' equity	100	292	(66)
Retention	150	954	(84)
Non-controlling shareholders	2	(4)	(158)
Total	7,196	7,745	(7)

BRF - Brasil Foods S.A.
PUBLIC COMPANY

CONSOLIDATED AND CONDENSED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

BALANCE SHEET - R$ Million	09.30.2012	31.12.2011	% Ch.

Assets	31,602	29,983	5
Current Assets	11,363	11,124	2
Cash and cash equivalents	1,507	1,367	10
Financial investments	609	1,373	(56)
Accounts receivable	2,659	3,208	(17)
Recoverable taxes	1,185	908	31
Assets held for trading	27	19	43
Securities receivable	64	57	12
Inventories	3,436	2,679	28
Biological assets	1,387	1,156	20
Other financial assets	17	23	(30)
Other receivables	403	234	72
Anticipated expenses	69	100	(31)

Non-Current Assets	20,239	18,860	7
Long-term assets	5,332	4,655	15
Financial investments	96	83	15
Accounts receivable	12	2	398
Escrow deposits	325	228	42
Biological assets	401	387	3
Securities receivable	162	147	10
Recoverable taxes	734	745	(1)
Deferred taxes	2,821	2,629	7
Other receivables	781	430	82
Anticipated expenses	1	3	(80)

Permanent Assets	14,907	14,205	5
Investments	29	20	41
Property, plant and equipment	10,214	9,798	4
Intangible	4,664	4,386	6

Liabilities	31,602	29,983	5
Current Liabilities	7,448	7,988	(7)
Loans and financing	2,654	3,452	(23)
Suppliers	3,267	2,681	22
Payroll and mandatory social charges	596	434	37
Taxes payable	233	225	4
Dividends/interest on shareholders’ equity	1	313	(100)
Management and staff profit sharing	18	224	(92)
Other financial liabilities	321	271	19
Provisions	122	118	3
Other liabilities	235	269	(13)

Non-Current Liabilities	9,951	7,886	26
Loans and financing	6,468	4,601	41
Suppliers	16	5	238
Taxes and social charges payable	23	29	(21)
Provision for tax, civil and labor contingencies	826	835	(1)
Deferred taxes	1,942	1,792	8
Employee pension plan	285	266	7
Other liabilities	389	357	9

Shareholders’ Equity	14,204	14,110	1
Capital stock paid in	12,460	12,460	-
Capital reserves	93	76	22
Profit reserves	1,810	1,760	3
Other related results	(240)	(162)	49
Retained profits (losses)	250	-	-
Interest on shareholders’ equity	(100)	-	-
Transfer to tax credits’ reserve	(49)	-	-
Treasury stock	(65)	(65)	(1)
Non controlling interest	45	40	13

Financial Statements R$ million	3 Q			YTD
	2012	2011	Ch. %	2012	2011	Ch. %

Net Sales	7,192	6,292	14.3	20,372	18,607	9.5

Cost of sales	(5,667)	(4,687)	20.9	(16,013)	(13,895)	15.2
% of NS	-78.8%	-74.5%	-	-78.6%	-74.7%	-

Gross Profit	1,526	1,606	(5.0)	4,359	4,712	(7.5)
% of NS	21.2%	25.5%	-	21.4%	25.3%	-

Operating Expenses	(1,197)	(1,091)	9.7	(3,391)	(3,022)	12.2
% of NS	-16.6%	-17.3%	-	-16.6%	-16.2%	-
Selling Expenses	(1,102)	(971)	13.4	(3,116)	(2,715)	14.8
% of NS	-15.3%	-15.4%	-	-15.3%	-14.6%	-
Fixed	(646)	(624)	3.5	(1,805)	(1,612)	11.9
Variable	(455)	(347)	31.4	(1,311)	(1,103)	18.9
General and Administrative Expenses	(95)	(120)	(20.9)	(275)	(306)	(10.1)
% of NS	-1.3%	-1.9%	-	-1.4%	-1.6%	-
Honorary of our administrators	(6)	(11)	(46.9)	(11)	(15)	(23.6)
% of NS	-0.1%	-0.2%	-	-0.1%	-0.1%	-
General and administrative	(89)	(109)	(18.3)	(169)	(171)	(1.4)
% of NS	-1.2%	-1.7%	-	-0.8%	-0.9%	-

Operating Income	329	515	(36.0)	967	1,691	(42.8)
% of NS	4.6%	8.2%	-	4.7%	9.1%	-

Other Operating Results	(101)	(63)	61.7	(202)	(202)	(0.4)
Equity Income	4	3	36.4	15	5	224.6

Result before financial income	232	455	(49.0)	781	1,493	(47.7)
% of NS	3.2%	7.2%	-	3.8%	8.0%	-

Net Financial Income	(117)	(187)	(37.2)	(480)	(294)	63.1

Pre-tax income	115	268	(57.2)	301	1,199	(74.9)
% of NS	1.6%	4.3%	-	1.5%	6.4%	-
Income tax and social contribution	(26)	88	-	(48)	43	-
% of pre-tex income	-22.8%	32.7%	-	-16.0%	3.6%	-

Pre-tax income	89	356	(75.1)	253	1,242	(79.7)

Participation of non-controlling shareholders	2	9	(76.0)	(2)	4	-

Net Income	91	365	(75.1)	250	1,246	(79.9)
% of NS	1.3%	5.8%	-	1.2%	6.7%	-
Net Income	91	365	(75.1)	250	1,246	(79.9)
% of NS	1.3%	5.8%	-	1.2%	6.7%	-

EBITDA	565	723	(21.8)	1,662	2,325	(28.5)
% of NS	7.9%	11.5%	-	8.2%	12.5%	-

Cash Flow - R$ million	3Q12	3Q11	Var. %	YTD12	YTD11	Var. %
Operating Activities
Result for the fiscal year	91	365	(75)	250	1,246	(80)
Adjustments to the result	529	1,055	(50)	2,376	942	152

Changes in assets and liabilities
Accounts receivable from clients	165	(86)	-	544	130	319
Inventory	(360)	(459)	(22)	(783)	(740)	6
Interest on Shareholders' Equity received	-	-		9	6
Suppliers	420	164	156	530	181	193
Payment of contingencies	(42)	(40)	4	(135)	(181)	(26)
Interest payments	(161)	(158)	2	(373)	(370)	1
Payment of income tax and social contribution	(5)	(3)	67	(32)	(26)	22
Salaries, social obligations and others	(80)	(288)	(72)	(726)	(627)	16
Net cash provided by operating activities	557	550	1	1,661	562	196

Investment Activities
Financial investments	24	2	1,113	21	6	249
Acquisition of companies	-	-	-	(11)	-	-
Other investments	(6)	(1)	432	(13)	(7)	86
Acquisition of fixed assets	(416)	(230)	81	(1,351)	(603)	124
Acquisition of biological assets	(121)	(168)	(28)	(359)	(381)	(6)
Recevenue from the sale of fixed assets	13	1	2,083	21	2	1,012
Intangible investments	(3)	(15)	(80)	(6)	(47)	(87)
Cash from (invested) investment activities	(509)	(412)	24	(1,698)	(1,030)	65
Financing activities
Loans and financing	(549)	(195)	181	587	450	31
Interest on shareholders' equity	(100)	(292)	(66)	(440)	(502)	(12)
Acquisitions of treasury shares	-	(34)	-	-	(72)	(100)
Goodwill on acquisition of non-controlling shareholders	-	(12)	-	-	(12)	(100)
Cash from (invested) in financing activities	(649)	(534)	22	148	(136)	(209)
Currency variation on cash and cash equivalents	1	270	-	29	143	(79)
Net increase (decrrease) in cash held	(600)	(126)	376	140	(462)	-
Cash and cash equivalents at the beginning of the period	2,107	1,974	7	1,367	2,311	(41)
Cash and cash equivalents at the end of the period	1,507	1,849	(18)	1,507	1,849	(18)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 13, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director